Mail Stop 3561
							September 30, 2005


Mr. Francisco Castro
Chief Financial Officer
AES Gener Inc.
Mariano Sanchez Fontecilla 310, 3rd Floor
Santiago, Chile

		RE:	AES Gener Inc.
			Form 20-F for Fiscal Year Ended December 31, 2004
			Filed June 27, 2005
			File No. 001-13210

Dear Mr. Castro:

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 20-F for Fiscal Year Ended December 31, 2004

Item 15.  Controls and Procedures, page 113

1. Please revise your future disclosures regarding your description of disclosure controls and procedures maintained at your company to ensure it encompasses the entire definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).
Your
current disclosure does not achieve this objective. Also confirm to us that your disclosures regarding the effectiveness of your disclosure controls and procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend accordingly.

Exhibits 12.1 and 12.2

2. Please revise your Section 302 certifications in future filings to eliminate reference to the titles of your Chief Executive and Chief
Financial officers in the introductory paragraph. Refer to Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles was not intended to limit the capacity in which your executives signed the certifications, or revise your filing accordingly.

Item 18. Financial Statements

Notes to Consolidated Financial Statements, page F-8

Note 19. Provisions,  page F-37

3. Please explain the provision line item labeled "Conversion of convertible notes." Please also explain any Chilean vs. United
States GAAP differences, if applicable.

Note 37. Differences Between Chilean and United States Generally
Accepted Accounting Principles, page F-91

I. Reconciliation of Chilean GAAP to U.S. GAAP, page F-91

(i) Investments in Related Companies (difference between cost and equity method), page F-94

4. You indicate that you do not consolidate Energen S.A. because the effect is not material. For United States GAAP purposes, materiality should not be the basis for consolidation assuming consolidation would otherwise be required. Please confirm to us, if true, that there are no material off-balance sheet transactions, contingencies or other matters not reflected in your financial statements as a result of your decision to not consolidate Energen S.A. Tell us your basis in United States GAAP for not consolidating this entity. If you cannot support your policy under United States GAAP, please revise future filings to reflect the consolidation of Energen S.A.

(k) Effect of U.S. GAAP adjustments in related companies accounted for under the equity method, page F-94

5. Tell us whether you consolidate your investment in Empresa Electrica Guacolda S.A.(Guacolda) for United States GAAP purposes. In light of your 50.00% stake in Guacolda we assume that you have evaluated the need to consolidate this entity under FIN 46R.

(x) Effects of Conforming with U.S. GAAP, page F-99

6. You present United States GAAP condensed balance sheets and income statements. Please tell us if these condensed financial statements consider classification differences between Chilean and United States
GAAP. In this regard we noted that you considered certain classification differences in your reconciliation of United States GAAP and Chilean GAAP net income on pages F-99 and F-100; however, there appears to be other classification differences between Chilean and United States GAAP. For example, paragraph 45 of SFAS 144 states that a "gain or loss recognized [on disposal of a long-lived asset] that is not a component of an entity shall be included in income from continuing operations. If a subtotal such as "income from operations" is presented, it shall include the amounts of those gains or losses."
Other potential classification differences include, but are not limited to, the classification of amortization of intangible assets, pension and post-retirement expenses, research and development expenses and supplies and inventory write offs. Material classification differences should be discussed in your notes. Please tell us how you intend to revise your future filings. If your condensed United States GAAP financial statements do not reflect classification differences please tell us why you deem this appropriate.






II. Additional Disclosure Requirements, page F-106

a(2) Diluted Earnings Per Share, page F-106

7. Please tell us why you deemed it appropriate not to include the impact of your convertible bonds in your fiscal 2003 and 2004 diluted earnings per share calculation with reference to authoritative guidance. If the impact would have been anti-dilutive, as you indicate it was during 2002, please clarify. Refer to paragraphs 26-
28 of SFAS 128. Please also tell us your consideration of the dilutive effect of your restricted stock issuances, stock option issuances and performance units with reference to authoritative guidance.

(c) Segment Information, page F-109

8. On page F-111 you reconcile your measure of segment profit to gross profit rather than to income before income taxes as required by paragraph 32b of SFAS 131. Please revise your future filings accordingly.

(d) Investments in Related Companies, page F-112

9. Based on review of page F-104 we note that your United States GAAP income before taxes for fiscal years 2003 and 2004 has decreased significantly as compared to fiscal 2002. As a result, your equity method earnings have become more significant to your pre-tax earnings, especially in 2003. Please tell us your consideration of
Rule 3-09 of Regulation S-X, Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned. In particular, it appears that your investment in Empresa Electrica Guacolda S.A. may be significant. Please note that United States GAAP amounts should be used to determine significance under Rule 1-
02(w) of Regulation S-X.

(m) Long Term Compensation Plans, page F-120

10. In future filings please disclose the number of restricted shares granted during each fiscal year.






Schedule I, page F-123

General

11. In future filings please disclose all long-term obligations of the parent company along with a five-year schedule of debt maturities as it appears that this data is not disclosed and identified as pertaining to the parent company in the consolidated statements. See the interpretations and guidance for Rule 5-04 of Regulation S-X.

Balance Sheet, page F-124

12. Please explain the line item negative goodwill and your consideration of negative goodwill in your United States GAAP reconciliation. If you net negative goodwill against goodwill for balance sheet presentation purposes in other sections of your filing, please advise, and tell us why you display this caption separately here. Also, if you net negative goodwill against goodwill and reflect the elimination of any associated amortization for Chilean GAAP purposes as a net adjustment within the goodwill amortization adjustment in reconciling to United States GAAP, please clarify.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336.
In
his absence, your questions may be directed to me at (202) 551-
3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Francisco Castro
AES Gener Inc.
September 30, 2005
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